SIMPSON THACHER & BARTLETT LLP
 425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

                                                           June 21, 2005

VIA EDGAR

    Re:
    Visant Holding Corp.
    Post-Effective Amendment No. 3 to Registration Statement
    on Form S-4 (File No. 333-112055)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of Visant Holding Corp., a Delaware corporation, we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended (the "Securities Act"), Post-Effective Amendment No. 3 (the "Amendment") to the Registration Statement on Form S-4 (File No. 333-112055).

        This Amendment is being filed solely to update the information in the prospectus, including the financial statements and financial information for the year ended December 31, 2004 and the three months ended April 2, 2005.

        Please acknowledge receipt of the filing via electronic mail.

        Should you have any questions regarding the above-referenced Amendment, please contact Risë Norman at (212) 455-3080 or Karen Hsu Kelley at (212) 455-2408.

Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP SIMPSON THACHER & BARTLETT LLP